Exhibit 99

NEWS RELEASE

SHAW SHAREHOLDERS OVERWHELMINGLY APPROVE PLAN OF ARRANGEMENT

FOR THE PROPOSED BUSINESS COMBINATION WITH ROGERS

•	In total, 99.8% of votes cast were in favour of the Arrangement

•	Rogers exercises right to require Shaw to redeem its Preferred Shares

Calgary, Alberta (May 20, 2021) – Shaw Communications Inc. (“Shaw”) is pleased to announce that holders of its Class A Participating Shares (the “Class A Shares”) and Class B Non-Voting Participating Shares (the “Class B Shares”) have overwhelmingly voted in favour of the previously announced plan of arrangement (the “Arrangement”) for the proposed business combination with Rogers Communications Inc. (“Rogers”) at the special meeting of Shaw’s shareholders (the “Meeting”) held on May 20, 2021.

“Today marks an important milestone in the journey to combine Shaw and Rogers, creating a truly national network provider with far-reaching and multigenerational benefits for all Canadians,” said Brad Shaw, Executive Chair & CEO.

“Shaw’s shareholders overwhelmingly supported the transaction and the high voter turnout, which exceeded 70%, represents a strong endorsement for the combination.”

“We have taken an extraordinary and historic step towards a future with unlimited potential where connectivity and leading 5G technology will enable so much more than we can even imagine today,” Mr. Shaw said.

Shaw Shareholders Approve Plan of Arrangement

The completion of the Arrangement requires the approval of at least two-thirds of the votes cast by the holders of the Class A Shares (the “Class A Shareholders”) and Class B Shares (the “Class B Shareholders”) at the Meeting, voting separately as a class, as well as majority of the minority approval under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the Class A Shareholders and Class B Shareholders (which requires the approval of a majority of votes cast by such shareholders at the Meeting, excluding the votes of the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons, and any other person required to be excluded for the purposes of MI 61-101), each voting separately as a class.

Details of the voting results will be filed under Shaw’s profile on SEDAR, which is available online at www.sedar.com. The voting results from the Meeting are as follows:

	Outcome of Vote: For
	Votes For		Votes Against
	#	%	#	%
Class A Shareholders	21,214,833	99.72%	59,976	0.28%
Class B Shareholders	337,249,852	99.83%	559,026	0.17%
Class A Shareholders (excluding votes attached to the Class A Shares required to be excluded for the purposes of “minority approval” under MI 61-101)	3,432,233	98.28%	59,976	1.72%
Class B Shareholders (excluding votes attached to the Class B Shares required to be excluded for the purposes of “minority approval” under MI 61-101)	298,365,129	99.81%	559,026	0.19%

As of the record date (April 6, 2021) for the Meeting, there was a total of 22,372,064 Class A Shares and 476,285,262 Class B Shares outstanding.

Shaw will be seeking a final order from the Alberta Court of Queen’s Bench on May 25, 2021 to approve the Arrangement.

The transaction remains subject to other customary closing conditions, including approvals from certain Canadian regulators. Shaw and Rogers intend to work cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada and the Canadian Radio-television and Telecommunications Commission in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, the Arrangement is expected to be completed in the first half of 2022.

Rogers Exercises Right to Require Shaw to Redeem its Preferred Shares

Pursuant to the terms of the Arrangement Agreement entered into by Shaw and Rogers on March 13, 2021, Rogers has exercised its right to require Shaw to redeem all of Shaw’s issued and outstanding preferred shares (at the redemption price of $25.00 per share plus any accrued and unpaid dividends up to but excluding the redemption date) on June 30, 2021 in accordance with their terms. Shaw expects to provide notice of its intention to redeem the preferred shares to the registered holders thereof on May 28, 2021.

Cautionary Statement

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the receipt of required court, regulatory or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Arrangement, the anticipated time for closing of the Arrangement and the redemption of the preferred shares. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed Arrangement is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court and regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. In addition, if the transaction is not completed, and Shaw continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources by Shaw to the completion of the transaction could have an impact on Shaw’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Shaw.

A comprehensive discussion of other risks that impact Shaw can also be found in its public reports and filings which are available under its profile on SEDAR at www.sedar.com.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca